515 East Las Olas Boulevard, Suite 1200 | Fort Lauderdale, FL 33301 | T 954.525.100 | F 954.463.2030

Holland & Knight LLP | www.hklaw.com

Tammy Knight

954 468 7939

tammy.knight@hklaw.com

May 20, 2014

Via E-mail and EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Michael R. Clampitt

Re:	SWK Holdings Corporation (“SWK”)
Amendment No. 2 to Registration Statement on Form S-l
Filed April 23, 2014
File No. 333-193942 (the “Registration Statement”)

Dear Mr. Clampitt:

On behalf of SWK, we hereby respond to the Staff's comment letter, dated May 5, 2014. SWK’s responses to the comments are set forth below.

Risk Factors

The Standby Purchaser may be able to significantly increase its proportional ownership interest in the Company, page 15

1. We note your response to comment 8 of our letter dated March 11, 2014. Please revise to describe the Standby Purchaser's rights after the two year period under the Voting Agreement has passed.

Response to Comment 1

In response to the Staff’s comment, the requested revisions have been made on page 17 of the Registration Statement.

We are dependent upon our key management personnel for our future success, page 19

2. We note your response to comment 10 of our letter dated March 11, 2014. Revise your disclosure to state that, including Messrs. Pope and Black, you have three full-time employees and one part-time employee.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Michael R. Clampitt

May 20, 2014

Response to Comment 2

In response to the Staff’s comment, the requested revisions have been made on pages 21 and 47 of the Registration Statement.

Notes to the Consolidated Financial Statements

Note 11. Income Taxes

3. We note that you have recorded a net deferred tax asset of $9.6 million at December 31, 2013. Your disclosures indicate that management has considered all available evidence, such as historical levels of income and predictability of future forecasts of taxable income in determining whether a valuation allowance is required. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. Please provide us with specific detailed information to support the realizability of the net deferred tax asset and the amount of the valuation allowance reversal recorded at December 31, 2013.

Response to Comment 3

The response to this question will be delivered supplementally to the Staff pursuant to a confidential treatment request under Rule 83 of the SEC's Rules of Practice.

Note 3. Marketable Securities, page F-18

4. We note your response to prior comment twenty five in the letter dated March 11, 2014. Please provide us with your impairment analysis for this investment at December 31, 2013. Please also tell why you believe this investment is marketable given that the first interest payment included paid-in-kind notes due to cash shortfall. In addition, please address the reasons for the statement that the investment was not material at December 31, 2013 as well as addressing how much of the secured note you expect to be collateralized by the royalty and milestone payments.

Response to Comment 4

The response to this question will be delivered supplementally to the Staff pursuant to a confidential treatment request under Rule 83 of the SEC's Rules of Practice.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Michael R. Clampitt

May 20, 2014

Please direct any questions or comments regarding this letter or the Registration Statement to me at 954-468-7939.

Very truly yours,

HOLLAND & KNIGHT LLP

/s/ Tammy Knight
Tammy Knight

cc:	Via E-mail
Erin Purnell
Laurie Green
J. Brett Pope